EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 4, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Consent to Certification of Class Action

Dear Sir or Madam,

Further to the Company’s immediate report of November 5, 2015, and the description in Section 2.18(d) of the chapter containing a description of the corporation’s business affairs in the Company’s periodic report for 2017, regarding a motion to certify a class action on grounds that the Company took advantage of its monopolistic position and prevented competition in the communications market, inter alia, by acting to delay and block the wholesale market reform, immediate supplementary notification is hereby provided that on March 3, 2019, the Company informed the court that in light of the anticipated replacement of the panel in the case if the class action it certified,1 it agrees to the court’s proposal to certify the class action certification motion without the court providing a reasoned decision on the matter and while reserving all of its arguments for the hearing on the claim on the merits.

It should be noted that in the same notice, the Company notified the court that on February 25, 2019, it filed an administrative petition against the decision of the Director General of the Ministry of Communications dated December 27, 2018, regarding a supervision and financial sanctions report concerning the wholesale telephony market (see the Company’s immediate report of December 29, 2018).

Sincerely,

Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

[1]	In light of the appointment of the Hon. Judge Grosskopf, who heard the motion, to the Supreme Court.